===============================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                FORM 11-K/A No. 1

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  --------------------------------------------


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

                         Commission File Number: 1-10767

         A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                   THE PROFIT SHARING AND 401(k) PLAN NO. SS7
         (Formerly "The Schottenstein Stores Corporation and Affiliates
               Associated Profit Sharing and 401(k) Plan No. SS7")

         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       VALUE CITY DEPARTMENT STORES, INC.
                              3241 Westerville Road
                              Columbus, Ohio 43224


===============================================================================

                   THE PROFIT SHARING AND 401(k) PLAN NO. SS7


                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2000 AND 1999
                    AND FOR THE YEAR ENDED DECEMBER 31, 2000

                         TOGETHER WITH AUDITORS' REPORT

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
------------------------------------------------------------------------------


Description                                                          Page Number
-----------                                                          -----------

INDEPENDENT AUDITORS' REPORTS                                            1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits
   as of December 31, 2000 and 1999                                      3

Statement of Changes in Net Assets Available for Plan
   Benefits for the Year Ended December 31, 2000                         4

Notes to Financial Statements and Schedules                              5-8

SUPPLEMENTAL SCHEDULE:

Form 5500 Schedule H, Part IV, Line 4I, Schedule of
   Assets Held as of December 31, 2000                                   9

SIGNATURE                                                                10


The following exhibit is being filed herewith:

Exhibit No.                         Description                      Page Number
-----------                         -----------                      -----------

     23a                   Consent of Independent Auditors               12
     23b                   Consent of Independent Auditors               13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administration Committee
     of the SCHOTTENSTEIN STORES CORPORATION
     AND AFFILIATES ASSOCIATES PROFIT SHARING
     AND 401(K) PLAN NO. SS7:


We have audited the accompanying statements of net assets available for plan benefits of the SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7 (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Columbus, Ohio,
December 15, 2000.

                          INDEPENDENT AUDITORS' REPORT



To the Plan Committee
of The Profit Sharing and 401(k) Plan No. SS7:

We have audited the accompanying financial statements of The Profit Sharing and 401(k) Plan No. SS7 (formerly "the Schottenstein Stores Corporation and Affiliates Associated Profit Sharing and 401(k) Plan No. SS7") (the "Plan") as of December 31, 2000, and for the year then ended, listed in the Table of Contents. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The statement of net assets available for plan benefits of The Profit Sharing and 401(k) Plan No. SS7 as of December 31, 1999 was audited by other auditors whose report, dated December 15, 2000, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2000 financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2000 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Columbus, Ohio
July 20, 2001

                   THE PROFIT SHARING AND 401(k) PLAN NO. SS7


Statements of Net Assets Available for Plan Benefits
December 31, 2000 and 1999
-------------------------------------------------------------------------------



                                                       2000            1999

INVESTMENTS, AT FAIR VALUE                         $160,516,309     $137,130,596

PARTICIPANT LOANS                                     2,867,081        2,201,222

RECEIVABLES:
  Employee contributions                                688,018          458,732
  Employer matching contributions                       304,332          153,308
  Employer profit sharing contributions               1,794,676        2,172,319
                                                   ------------     ------------

          Total receivables                           2,787,026        2,784,359
                                                   ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $166,170,416     $142,116,177
                                                   ============     ============


See notes to financial statements

                   THE PROFIT SHARING AND 401(k) PLAN NO. SS7


Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000
------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS:
   Investment income, net:
     Dividends and interest                                       $   9,331,380
     Net realized and unrealized depreciation in fair
       value of investments                                         (16,195,955)
                                                                  -------------
         Total investment loss, net                                  (6,864,575)
                                                                  -------------

Contributions:
  Employee                                                           16,083,048
  Employer matching                                                   6,763,150
  Employer profit sharing contributions                               1,794,676
  Rollovers                                                           2,076,590
  Net assets transferred                                             16,948,402
                                                                  -------------
         Total contributions                                         43,665,866
                                                                  -------------

          Total additions                                            36,801,291
                                                                  -------------

DEDUCTIONS FROM NET ASSETS:
  Distributions to participants                                      12,726,426
  Fees                                                                   20,626
                                                                  -------------

         Total deductions                                            12,747,052
                                                                  -------------

NET INCREASE                                                         24,054,239

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS - Beginning of year                                 142,116,177
                                                                  -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS - End of year              $ 166,170,416
                                                                  =============


See notes to financial statements.

                   THE PROFIT SHARING AND 401(k) PLAN NO. SS7

Notes to Financial Statements for the
Years Ended December 31, 2000 and 1999
-------------------------------------------------------------------------------


1.       DESCRIPTION OF THE PLAN

         GENERAL - The following description of The Profit Sharing and 401(k) Plan No. SS7 (the Plan) (formerly "the Schottenstein Stores Corporation and Affiliates Associated Profit Sharing and 401(k) Plan No. SS7") is provided for general information only. Interested parties should refer to the Plan document for more complete information.

         The Plan was adopted by Schottenstein Stores Corporation and affiliated companies (the "Company") effective August 1, 1989 for the profit sharing provisions of the Plan and effective October 1, 1989 for the 401(k) provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

         The Plan is administered by the Company, and all Plan expenses, with the exception of loan fees, are paid by the Company. Reliance Trust Company is the trustee and asset custodian of the Plan.

         CONTRIBUTIONS TO THE PLAN - The Plan is a defined contribution plan. Pursuant to the 401(k) feature of the Plan, an eligible employee may contribute up to 20% of his or her cash compensation on a pretax basis within certain dollar limitations imposed by the Internal Revenue Service. The Company matches employee contributions on the first $50,000 of gross wages as follows:


              EMPLOYEE CONTRIBUTION                     EMPLOYER MATCH
         --------------------------------            ----------------------

                      1.0 %                                  1.5 %
                      2.0 %                                  2.5 %
                      3.0 %                                  3.0 %


         Effective January 1, 2001 the match formula will be as follows:

              EMPLOYEE CONTRIBUTION                     EMPLOYER MATCH
         --------------------------------            ----------------------

                      1.0 %                                  1.0 %
                      2.0 %                                  2.0 %
                      3.0 %                                  3.0 %
                      4.0 %                                  3.5 %
                      5.0 %                                  4.0 %
                      6.0 %                                  4.5 %



         Effective January 1, 2001 there will no longer be a $50,000 gross wages limitation. The Company may also elect to make a discretionary profit sharing contribution. Such contributions are allocated to eligible participants, as defined by the Plan, based on the ratio of each participant's compensation to the total of all eligible participants' compensation. Total discretionary contributions for 2000 were approximately $1,800,000.

         INVESTMENTS - Participants have the option to direct the investment of their accounts among alternative investment funds selected by the Plan committee.

                   THE PROFIT SHARING AND 401(k) PLAN NO. SS7

Notes to Financial Statements for the
Years Ended December 31, 2000 and 1999
-------------------------------------------------------------------------------

         ELIGIBILITY AND VESTING - Employees are eligible for participation in the Plan after completing 60 days of service, and having attained the age of twenty and one-half years.

         Amounts contributed by the participants and earnings thereon are fully vested and nonforfeitable at all times. Amounts contributed by the Company (matching and profit sharing contributions) to a participant's account and earnings thereon vest at the rate of 25% per year, beginning with the second full year of plan matching participation. Participants are fully vested at the end of the fifth year of matching participation.

         ALLOCATION OF INVESTMENT INCOME AND FORFEITURES - Investment income for each fund is allocated to the applicable participants' accounts based on the ratio of each participant's account balance to the total of all participants' account balances in that fund, as defined. Forfeitures have historically been used to offset employer contributions after five consecutive one year service breaks, as defined by the Plan, based on the ratio of each eligible participant's compensation to the total of all eligible participants' compensation. The Plan's forfeitures are immediately available to offset employer contributions.

         BENEFIT PAYMENTS - Benefits are generally payable upon the participating employee's retirement, death, disability or termination of employment and are paid as a lump-sum amount.

         NET ASSETS TRANSFERRED - In 2000, the net assets of two affiliated Companies' 401(k) plan were transferred to the Plan, and the affiliated Companies' 401(k) plan were merged into the Plan. The total amount of transferred assets was $16,948,402.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The financial statements are prepared using the accrual basis of accounting.

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS - Investments are stated at fair value.

         Unrealized appreciation (depreciation) of assets is based on fair values at year end and fair values at the beginning of the Plan year or cost at the time of purchase during the year. Realized appreciation (depreciation) on sale or redemption of assets is based on the proceeds and the fair value of the assets at the beginning of the Plan year or cost at the time of purchase during the year.

                   THE PROFIT SHARING AND 401(k) PLAN NO. SS7

Notes to Financial Statements for the
Years Ended December 31, 2000 and 1999
-------------------------------------------------------------------------------



         Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

         PARTICIPANT LOANS - Subject to certain provisions, a participant may borrow from their account balances. The participant executes a promissory note with an interest rate based upon prevailing commercial lending rates. Loan principal and interest are paid over a period in excess of one year as determined by the Plan Committee. Participant loans are valued at cost which approximates fair value.

3.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated September 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Company adopted the proposed amendments in April 1997. The Plan has been amended since the latest determination letter. However, the Plan Administrator believes the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC.

4.       INVESTMENTS

         The fair value of investments, which represent 5% or more of net assets available for Plan benefits, as of December 31, 2000 and 1999, are as follows:


                                                           2000               1999

         MFS Institutional Fixed Fund                 $ 58,231,049       $ 56,785,787
         Massachusetts Investors Trust Fund             12,451,922         13,147,263
         Massachusetts Investors Growth Stock Fund      28,479,538         21,217,040
         MFS Capital Opportunities Fund                 14,061,726         14,899,374
         American Eagle Stock Fund                                          7,687,293


         During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $16,195,955 as follows:


         Mutual funds                                            $ 12,864,817
         Common stock                                               3,331,138
                                                                 ------------
         Total depreciation                                      $ 16,195,955
                                                                 ============



5.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has t right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                   THE PROFIT SHARING AND 401(k) PLAN NO. SS7

Notes to Financial Statements for the
Years Ended December 31, 2000 and 1999
-------------------------------------------------------------------------------

6.       RELATED PARTY TRANSACTION

         Certain Plan investments are funds managed by MFS. MFS is the asset custodian of the Plan, and therefore, these transactions qualify as party in interest. Additionally, as Value City Department Stores (VCDS) and American Eagle Corporation are affiliated companies, the transactions in the VCDS common stock fund and American Eagle Stock Fund qualify as party in interest. Participant loans also qualify as party in interest.

7.       REQUIRED SCHEDULE INFORMATION

         There is no information to be reported for the following schedules as of December 31, 2000 or for the year then ended:

         - Assets held for investment purposes which were both acquired and disposed of within the Plan year.

         -        Loans or fixed income obligations in default.

         -        Leases in default or classified as uncollectible.


                                     ******

                   THE PROFIT SHARING AND 401(k) PLAN NO. SS7

Form 5500 Schedule H, Part IV, Line 4I, Schedule of Assets Held
As of December 31, 2000

---------------------------------------------------------------------------------------------------------------------
       IDENTITY OF ISSUE, BORROWER,
         LESSOR, OR SIMILAR PARTY                      DESCRIPTION OF ASSET                           CURRENT VALUE
--------------------------------------------    ----------------------------------------            -----------------
 Reliance Trust Company                         Conservative Option Fund                            $   4,451,816

 Reliance Trust Company                         Moderate Option Fund                                    6,805,674

 Reliance Trust Company                         Aggressive Option Fund                                  6,612,329

*Reliance Trust Company                         MFS Institutional Fixed Fund                           58,231,049

 Reliance Trust Company                         PIMCO Total Return Fund                                 1,153,220

*Reliance Trust Company                         MFS Total Return Fund                                   4,960,403

 Reliance Trust Company                         Vanguard 500 Index Fund                                 4,553,737

 Reliance Trust Company                         Massachusetts Investors Trust Fund                     12,451,922

 Reliance Trust Company                         Massachusetts Investors Growth Stock Fund              28,479,538

*Reliance Trust Company                         MFS Capital Opportunities Fund                         14,061,726

*Reliance Trust Company                         MFS Emerging Growth Fund                                3,997,970

 Reliance Trust Company                         Lord Abbott Develop Growth Fund                           564,403

 Reliance Trust Company                         American New Perspectives Fund                          2,893,837

 Reliance Trust Company                         Amer Europacific Growth Fund                              731,484

*Reliance Trust Company                         Value City Company Stock Fund                           2,604,252

*Reliance Trust Company                         American Eagle Stock Fund                               7,962,949

*Various Participants                           Outstanding Participant Loans (with
                                                interest rates ranging from 7% to
                                                10% with maturities though 2021)                        2,867,081
                                                                                                    -------------

     TOTALS                                                                                         $ 163,383,390
                                                                                                    =============

* Denotes party-in-interest


See notes to financial statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                      The Profit Sharing and 401(k) Plan No. SS7


Dated:  January 14, 2002              /s/ George Dailey
                                      ------------------------------------
                                      By: George Dailey
                                      Title: Plan Administrator

                   THE PROFIT SHARING AND 401(k) PLAN NO. SS7
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2000

                                INDEX TO EXHIBITS
                                -----------------


Exhibit No.              Description                           Page Number
-----------              -----------                           -----------

   23a                   Consent of Independent Auditors          12
   23b                   Consent of Independent Auditors          13